SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
(Final Amendment)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
MAGNETAR SPECTRUM FUND
(Name of Issuer)
MAGNETAR SPECTRUM FUND
(Name of Person(s) Filing Statement)
COMMON SHARES
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Michael Wilds
Magnetar Spectrum Fund
1603 Orrington Avenue
13th Floor
Evanston, IL 60201
(847) 905-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))
Copies to:

Barry P. Barbash, Esq.	Benjamin J. Haskin, Esq.
Willkie Farr & Gallagher LLP	Willkie Farr & Gallagher LLP
1875 K Street, N.W.	1875 K Street, N.W.
Washington, DC 20006	Washington, DC 20006
(202) 303-1000	(202) 303-1000
February 24, 2009
(Date Tender Offer First Published,
Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction Valuation: $36,000,000.00 (a)
Amount of Filing Fee: $1,414.80 (b)

(a) Calculated as the aggregate maximum purchase price for Common Shares.
(b) Calculated at $39.30 per $1,000,000 of the Transaction Valuation.
☑ Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or by the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,414.80
Form or Registration No.: Schedule TO-I
Filing Party: Magnetar Spectrum Fund
Date Filed: February 24, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on February 24, 2009 by Magnetar Spectrum Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 15% of net assets of the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on February 24, 2009. This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
The following information is furnished pursuant to Rule 13e-4(c)(4):
1.	The Offer expired at 12:00 midnight, Eastern time, on March 24, 2009.

2.	The Valuation Date of the Shares tendered pursuant to the Offer was March 25, 2009.

3.
Approximately $701,664 of Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

4.	Payment of $701,664 was made in cash on March 30, 2009.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

Magnetar Spectrum Fund

By:	/s/ Michael Wilds
	Name:	Michael Wilds
	Title:	President

April 6, 2009